Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2019 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 13, 2019

Guangzhou, China, November 13, 2019 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                  Total net revenue for the third quarter of 2019 increased by 10.0% year over year to RMB19.6 billion (US$2.7 billion) from RMB17.8 billion in the prior year period.

•                  GMV1 for the third quarter of 2019 increased by 17% year over year to RMB31.7 billion from RMB27.2 billion in the prior year period.

•                  Gross profit for the third quarter of 2019 increased by 16.6% year over year to RMB4.2 billion (US$592.4 million) from RMB3.6 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the third quarter of 2019 increased by 282.7% year over year to RMB875.5 million (US$122.5 million) from RMB228.7 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders2 for the third quarter of 2019 increased by 140.2% year over year to RMB1.2 billion (US$168.3 million) from RMB500.8 million in the prior year period.

•                  The number of active customers3 for the third quarter of 2019 increased by 21% year over year to 32.0 million from 26.5 million in the prior year period.

•                  Total orders4 for the third quarter of 2019 increased by 33% year over year to 127.6 million from 95.7 million in the prior year period.

1  “Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee.

3  “Active customers” is defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are pleased to have delivered strong operational and financial results for the third quarter of 2019. Our total active customers increased by 21% year over year, demonstrating their healthy growth momentum backed by the successful execution of our merchandising strategy. The robust growth in the number of total active customers continued to drive our topline growth, represented by a 10% year-over-year growth for the third quarter of 2019. Going forward, we will continue to focus on procuring deep discount products and offering superior value to our customers, further expanding our market share in China’s discount retail segment. We are confident that we will continue to drive long-term value creation and deliver solid return to all our shareholders.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “In the third quarter of 2019, we delivered solid topline growth with substantial year-over-year improvement in our bottom-line. These successes are the result of our focus on the highly profitable apparel-related categories, of which the GMV grew by 29% year over year, including GMV from the newly acquired Shan Shan Outlets. As we continue to execute on our merchandising strategy and further improve our procurement and negotiation capabilities, we believe we will see further improvement in our financial results and key operating metrics over time.”

Third Quarter 2019 Financial Results

REVENUE

Total net revenue for the third quarter of 2019 increased by 10.0% year over year to RMB19.6 billion (US$2.7 billion) from RMB17.8 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the third quarter of 2019 increased by 16.6% year over year to RMB4.2 billion (US$592.4 million) from RMB3.6 billion in the prior year period. Gross margin for the third quarter of 2019 increased to 21.6% from 20.4% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2019 decreased to RMB3.4 billion (US$473.4 million) from RMB3.5 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the third quarter of 2019 decreased to 17.3% from 19.4% in the prior year period, primarily attributable to more effective cost control.

•                   Fulfillment expenses for the third quarter of 2019 decreased to RMB1.6 billion (US$221.0 million) from RMB1.8 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the third quarter of 2019 decreased to 8.1% from 9.9% in the prior year period.

4  “Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms, net of orders returned.

•                       Marketing expenses for the third quarter of 2019 were RMB721.3 million (US$100.9 million), as compared with RMB578.4 million in the prior year period. As a percentage of total net revenue, marketing expenses for the third quarter of 2019 were 3.7%, as compared with 3.2% in the prior year period.

•                      Technology and content expenses for the third quarter of 2019 decreased to RMB400.7 million (US$56.1 million) from RMB490.8 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the third quarter of 2019 decreased to 2.0% from 2.8% in the prior year period.

•                      General and administrative expenses for the third quarter of 2019 were RMB681.6 million (US$95.4 million), as compared with RMB624.8 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the third quarter of 2019 remained stable at 3.5% year over year.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2019 increased by 229.7% year over year to RMB1.2 billion (US$163.6 million) from RMB354.7 million in the prior year period. Operating margin for the third quarter of 2019 increased to 6.0% from 2.0% in the prior year period.

Non-GAAP income from operations5 for the third quarter of 2019, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 151.5% year over year to RMB1.4 billion (US$192.6 million) from RMB547.2 million in the prior year period. Non-GAAP operating income margin6 for the third quarter of 2019 increased to 7.0% from 3.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2019 increased by 282.7% year over year to RMB875.5 million (US$122.5 million) from RMB228.7 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2019 increased to 4.5% from 1.3% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the third quarter of 2019 increased to RMB1.30 (US$0.18) from RMB0.34 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2019, which excludes (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee, increased by 140.2% year over year to RMB1.2 billion (US$168.3 million) from RMB500.8 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2019 increased to 6.1% from 2.8% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2019 increased to RMB1.78 (US$0.25) from RMB0.75 in the prior year period.

5  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

6  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

For the quarter ended September 30, 2019, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 675,289,380.

BALANCE SHEET AND CASH FLOW

As of September 30, 2019, the Company had cash and cash equivalents and restricted cash of RMB6.6 billion (US$928.0 million) and short term investments of RMB57.5 million (US$8.1 million).

For the quarter ended September 30, 2019, net cash from operating activities was RMB2.1 billion (US$289.3 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Sep 30, 2018 RMB’000	Sep 30, 2019 RMB’000	Sep 30, 2019 US$’000
Net cash from operating activities	221,037	2,067,480	289,251
Add: Impact from Internet financing activities[11]	(427,526)	(1,837,974)	(257,142)
Less: Capital expenditures	(1,009,475)	(1,094,668)	(153,150)
Free cash flow out	(1,215,964)	(865,162)	(121,041)

For the trailing twelve months ended

	Sep 30, 2018 RMB’000	Sep 30, 2019 RMB’000	Sep 30, 2019 US$’000
Net cash from operating activities	767,985	12,053,995	1,686,416
Add: Impact from Internet financing activities[11]	1,059,238	(3,239,772)	(453,261)
Less: Capital expenditures	(3,191,761)	(4,040,032)	(565,221)
Free cash flow (out)/in	(1,364,538)	4,774,191	667,934

8  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

10  Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

11 Impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers.

Business Outlook

For the fourth quarter of 2019, the Company expects its total net revenue to be between RMB26.1 billion and RMB27.4 billion, representing a year-over-year growth rate of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2019, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, November 13, 2019 at 7:30 am Eastern Time or 8:30 pm Beijing Time to discuss its financial results and operating performance for the third quarter of 2019.

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
Mainland China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#2094304

The replay will be accessible through November 21, 2019 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#2094304

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30,2018	September 30,2019	September 30,2019
	RMB’000	RMB’000	USD’000

Product revenues	17,028,266	18,477,421	2,585,086
Other revenues (1)	803,318	1,135,559	158,871
Total net revenues	17,831,584	19,612,980	2,743,957
Cost of revenues	(14,200,146)	(15,378,956)	(2,151,595)
Gross profit	3,631,438	4,234,024	592,362
Operating expenses:
Fulfillment expenses (2)	(1,762,849)	(1,579,981)	(221,048)
Marketing expenses	(578,446)	(721,334)	(100,918)
Technology and content expenses	(490,775)	(400,677)	(56,057)
General and administrative expenses (3)	(624,759)	(681,568)	(95,355)
Total operating expenses	(3,456,829)	(3,383,560)	(473,378)
Other operating income	180,097	318,943	44,622
Income from operations	354,706	1,169,407	163,606
Investment gain and revaluation of investments	(89,341)	(31,636)	(4,426)
Impairment loss of investments	0	(83,616)	(11,698)
Interest expense	(53,784)	(27,087)	(3,790)
Interest income	49,660	34,448	4,819
Foreign exchange gain	57,175	44,938	6,287
Income before income tax expense and share of gain (loss) of equity method investees	318,416	1,106,454	154,798
Income tax expenses (4)	(102,800)	(212,463)	(29,725)
Share of gain (loss) of equity method investees	10,491	(12,393)	(1,734)
Net income	226,107	881,598	123,339
Net gain (loss) attributable to non-controlling interests	2,641	(6,124)	(857)
Net income attributable to Vipshop’s shareholders	228,748	875,474	122,482

Shares used in calculating earnings per share (5):
Weighted average number of Class A and Class B ordinary shares:
—Basic	132,508,059	133,689,150	133,689,150
—Diluted	133,710,240	135,057,876	135,057,876

Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	1.73	6.55	0.92
Net income attributable to Vipshop’s shareholders—Diluted	1.71	6.48	0.91

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.35	1.31	0.18
Net income attributable to Vipshop’s shareholders—Diluted	0.34	1.30	0.18

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB  1.06 billion and RMB 1.0 billion  in the three month periods ended September 30,2018 and September 30,2019, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 0.6 million and RMB0.3 million in the three month periods ended September 30,2018 and September 30,2019, respectively.

(4) Income tax expenses include income tax benefits of RMB 0.2 million and RMB 0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three month periods ended September 30,2018 and September 30,2019, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	September 30,2018	September 30,2019	September 30,2019
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	21,085	31,676	4,432
Marketing expenses	11,839	11,500	1,609
Technology and content expenses	61,447	61,780	8,643
General and administrative expenses	97,542	101,693	14,227
Total	191,913	206,649	28,911

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2018	September 30,2019	September 30,2019
	RMB’000	RMB’000	USD’000
		(2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,540,556	5,728,009	801,378
Restricted cash	497,916	904,887	126,598
Short term investments	2,321,244	57,545	8,051
Accounts receivable, net	5,674,731	2,453,795	343,299
Amounts due from related parties	17,475	156,398	21,881
Other receivables and prepayments,net	3,594,736	2,878,489	402,715
Loan receivables,net	310,873	537,181	75,154
Inventories	5,368,106	5,276,858	738,260
Total current assets	27,325,637	17,993,162	2,517,336
NON-CURRENT ASSETS
Property and equipment, net	8,531,483	10,612,995	1,484,813
Deposits for property and equipment	176,556	153,958	21,540
Land use rights, net	3,885,578	5,422,934	758,696
Intangible assets, net	353,108	350,688	49,063
Investment in equity method investees	667,427	3,161,483	442,308
Other investments	1,470,551	2,034,235	284,600
Other long-term assets	396,447	406,599	56,885
Goodwill	367,106	371,274	51,943
Deferred tax assets, net	388,770	504,577	70,593
Operating lease right-of-use assets(1)	0	1,371,128	191,828
Total non-current assets	16,237,026	24,389,871	3,412,269
TOTAL ASSETS	43,562,663	42,383,033	5,929,605

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,343,160	1,303,925	182,426
Accounts payable	11,630,172	10,171,812	1,423,089
Advance from customers	1,473,134	1,025,203	143,431
Accrued expenses and other current liabilities	5,512,605	5,523,983	772,834
Amounts due to related parties	323,108	527,109	73,745
Deferred income	367,512	382,825	53,559
Securitization debt	969,000	233,018	32,600
Convertible senior notes	4,327,268	0	0
Operating lease liabilities(1)	0	307,889	43,075
Total current liabilities	25,945,959	19,475,764	2,724,759
NON-CURRENT LIABILITIES
Long term loans	0	340,000	47,568
Deferred tax liability	4,960	118,440	16,570
Deferred income-non current	400,951	671,384	93,930
Operating lease liabilities(1)	0	1,070,595	149,782
Total non-current liabilities	405,911	2,200,419	307,850
TOTAL LIABILITIES	26,351,870	21,676,183	3,032,609

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 116,395,883 and 117,289,337 shares issued and outstanding as of December 31, 2018 and September 30,2019, respectively)	75	76	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2018 and September 30,2019, respectively)	11	11	2
Additional paid-in capital	9,385,216	10,018,197	1,401,597
Retained earnings	7,907,396	10,468,671	1,464,621
Accumulated other comprehensive loss	(30,883)	(39,913)	(5,583)
Non-controlling interests	(51,022)	259,808	36,348
Total shareholders’ equity	17,210,793	20,706,850	2,896,996
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	43,562,663	42,383,033	5,929,605
	—	0	0

(1)On January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842 using the modified retrospective transition, under which the new standard was applied to leases existing at the date of initial adoption, and prior periods were not restated.

(2)At the date of this report, the Company is still in the process of finalizing the valuation of the assets acquired and liabilities assumed on the acquisition date. Total assets acquired of RMB4,784.6 million, assumed liabilities of RMB1,551.1 million, non-controlling interests of RMB298.7 million and goodwill of RMB15.2 million relating this acquisitions were estimated in the financial statements as of September 30, 2019, which can be subject to adjustment upon the completion of its valuation. Such adjustments may include reclassifications between property, plant and equipment, land use right, equity method investments, non-controlling interests and goodwill and impacts to the consolidated statements of income are not expected to be material.

Vipshop Holdings Limited

 Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30,2018	September 30,2019	September 30,2019
	RMB’000	RMB’000	USD’000
Income from operations	354,706	1,169,407	163,606
Share-based compensation expenses	191,913	206,649	28,911
Amortization of intangible assets resulting from business acquisitions	607	318	44
Non-GAAP income from operations	547,226	1,376,374	192,561

Net income	226,107	881,598	123,339
Share-based compensation expenses	191,913	206,649	28,911
Impairment loss in investments	0	83,616	11,698
Investment gain and revaluation of investments excluding dividends	89,341	20,895	2,923
Share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee	(9,684)	33,562	4,695
Tax effect of investment gain and revaluation of investments excluding dividends	0	(17,516)	(2,451)
Amortization of intangible assets resulting from business acquisitions	607	318	44
Tax effect of amortization of intangible assets resulting from business acquisitions	(152)	(79)	(11)
Non-GAAP net income	498,132	1,209,043	169,148

Net income attributable to Vipshop’s shareholders	228,748	875,474	122,482
Share-based compensation expenses	191,913	206,649	28,911
Impairment loss in investments	0	83,616	11,698
Investment gain and revaluation of investments excluding dividends	89,341	20,895	2,923
Share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee	(9,684)	33,562	4,695
Tax effect of investment gain and revaluation of investments excluding dividends	0	(17,516)	(2,451)
Amortization of intangible assets resulting from business acquisitions	597	308	43
Tax effect of amortization of intangible assets resulting from business acquisitions	(149)	(77)	(11)

Non-GAAP net income attributable to Vipshop’s shareholders	500,766	1,202,911	168,290

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	132,508,059	133,689,150	133,689,150
—Diluted	133,710,240	135,057,876	135,057,876

Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	3.78	9.00	1.26
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	3.75	8.91	1.25

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.76	1.80	0.25
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.75	1.78	0.25